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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------


                                  SCHEDULE 13D
                                 (Rule 13D-101)

                    Under the Securities Exchange Act of 1934



                        PRODUCTIVITY TECHNOLOGIES CORP.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                           (Title Class of Securities)


                                   743085-10-2
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                                 (CUSIP Number)


                               Noah Scooler, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 23, 1997
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743085-10-2                    13D               Page 2 of 6 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John S. Strance
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

- -------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                         7        SOLE VOTING POWER

                                         49,500
                         ------------------------------------------------------
         NUMBER OF
          SHARES         8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       63,750
           EACH          ------------------------------------------------------
         REPORTING       9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                         49,500
                         ------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                        63,750
- -------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   113,250
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                |_|

- -------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.2%
- -------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.  Security and Issuer

     The class of equity securities to which this Schedule relates is the common stock, $.001 par value ("Common Stock"), of Productivity Technologies Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 509 Madison Avenue, New York, New York 10022.

     The percentage of beneficial ownership reflected in this Schedule is based upon 2,125,000 shares of Common Stock outstanding on March 31, 1997, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.


Item 2.  Identity and Background

          (a) Name: This Schedule is being filed on behalf of John S. Strance ("Strance" or "Mr. Strance").

          (b)  Business   Address:  Strance  has  a  business  address  of  c/o
               Productivity Technologies Corp., 509 Madison Avenue, New York, New York 10022.

          (c) Principal Business: Strance is the Vice President and a Director of the Issuer. The Issuer, through its wholly-owned subsidiary Atlas Technologies, Inc., is primarily engaged in the manufacture and sale of equipment to automate metal stamping press operations.

          (d) During the last five years, Strance has not been convicted in any criminal proceeding.

          (e) During the last five years, Strance has not been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amounts of Funds or Other Consideration

     Strance expended personal funds to acquire beneficial ownership of the shares of Common Stock, which cause this Schedule to be filed, in an open market transaction at a price of $2.81 per share, aggregating $14,050.


Item 4.  Purpose of Transaction

     On April 23, 1997, Strance purchased 5,000 shares of Common Stock, at a price of $2.81 per share, in an open market transaction. Strance may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Strance has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (although in connection with the adoption of new requirements for quotation of the Issuer's Common Stock on The Nasdaq SmallCap

                                     3 of 6

Market it is expected that the Issuer may increase its Board of Directors to include one or more additional "independent" directors); any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.  Interest in Securities of the Issuer

          (a) Strance beneficially owns 113,250 shares of Common Stock, or approximately 5.2% of the Common Stock of the Issuer calculated pursuant to Rule 13d-1. This includes (A) 42,500 shares of Common Stock issuable upon the exercise of stock options granted to Strance by the Issuer, (B) 2,000 shares of Common Stock issuable upon the exercise of warrants purchased by Strance from the Issuer, all of which stock options and warrants are currently exercisable or exercisable within 60 days, and (C) 63,750 shares of Common Stock jointly owned by Strance and his wife Dorothy M. Strance ("Mrs. Strance").

          (b) Strance has sole voting and dispositive power with respect to the 5,000 outstanding shares of Common Stock owned by him. Upon his exercise of the options and warrants, Strance will have sole voting and dispositive power over the shares of Common Stock issuable upon exercise of such options and warrants.

          (c) (1) In July, 1993, Mr. and Mrs. Strance purchased 63,750 shares of Common Stock from the Issuer for $.06 per share, aggregating $3,825. Mr. and Mrs. Strance own these shares of Common Stock as joint tenants with right of survivorship.

          (2) On March 28, 1996, Strance acquired 2,000 warrants to purchase shares of Common Stock in an open market transaction at a price of $1.06 per warrant, with an exercise price of $5.00 per share.

          (3) On July 30, 1996, Strance was issued an option to purchase 42,500 shares of Common Stock, with an exercise price of $5.00 per share, pursuant to the Issuer's 1996 Performance Equity Plan adopted on May 21, 1996.

          (4) On April 23, 1997, Strance purchased 5,000 shares of Common Stock in an open market transaction at a price of $2.81 per share.

          (d) No one other than Strance has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Strance, except Mrs. Strance as to the 63,750 shares of Common Stock owned together with Strance as joint tenants with right of survivorship.

          (e)  Not applicable.




                                     4 of 6

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

     On July 30, 1996, under the Issuer's 1996 Performance Equity Plan adopted May 21, 1996, Strance was awarded an option to purchase 42,500 shares of Common Stock. Such options are immediately exercisable at an exercise price of $5.00 per share and expire July 30, 2001.


Item 7.  Materials to be Filed as Exhibits

         Exhibit 1 1996 Performance Equity Plan of the Issuer, dated May 21, 1996, pursuant to which  Strance  was  granted  an  option  to
                           purchase   42,500  shares  of  Common  Stock
                           (incorporated by reference to Exhibit 10.9 to Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996).




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                                    SIGNATURE


     After reasonable inquiry and to the best of knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated: August 20, 1997
                                             /s/ John S. Strance
                                             ----------------------------------
                                             John S. Strance

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